                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                   FORM 11-K

         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

         [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                AND EXCHANGE ACT OF 1934

                           COMMISSION FILE NO. 0-2525

A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

            Huntington Stock Purchase and Tax Savings Plan and Trust

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                       Huntington Bancshares Incorporated
                              41 South High Street
                              Columbus, Ohio 43287

            HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST
            --------------------------------------------------------

                                     INDEX
                                     -----

                                                                                                  Page
Audited Financial Statements

  Report of Independent Auditors                                                                     3

  Statements of Net Assets Available for Benefits                                                    4
    December 31, 1996 and 1995

  Statements of Changes in Net Assets Available for Benefits                                         5
    For the Years Ended December 31, 1996, 1995 and 1994

  Notes to Financial Statements                                                                      6

Schedules

  Assets Held for Investment Purposes as of December 31, 1996                                       10

  Schedule of Reportable Transactions                                                               11

Signature                                                                                           12

Exhibit

  Consent of Independent Auditors                                                                   13

[LOGO] ERNST & YOUNG LLP     * One Columbus                * Phone: 614 224 5678
                               10 West Broad Street          Fax:   614 222 3939
                               Columbus, Ohio 43215-3400


                         Report of Independent Auditors


Huntington Stock Purchase and Tax Savings
    Plan and Trust Committee

We have audited the accompanying statements of net assets available for benefits of the Huntington Stock Purchase and Tax Savings Plan and Trust as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Huntington Stock Purchase and Tax Savings Plan and Trust at December 31, 1996 and 1995 and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.

                                                         /s/ ERNST & YOUNG LLP
                                                         ---------------------
                                                             Ernst & Young LLP


June 25, 1997


       Ernst & Young LLP is a member of Ernst & Young International, Ltd.

HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                         December 31,
                                                                                  1996                      1995
                                                                                  ----                      ----
ASSETS

Investments, at market value:
  Huntington Bancshares Incorporated
  Common Stock: 10,096,966 shares in
  1996 and 9,290,422 shares in 1995
  Cost: $119,832,053 in 1996 and
  $109,251,708 in 1995 (Note 4)                                               $266,307,490               $222,970,119

  Huntington Trust Company sponsored
    Common Trust Fund (Note 4)                                                   2,395,425                  2,341,011

Accrued dividends, interest receivable
  and other assets                                                               2,044,705                  1,898,879

Cash and cash equivalents (Note 2)                                               1,500,492                  1,295,677
                                                                              ------------               ------------
                             TOTAL ASSETS                                      272,248,112                228,505,686


LIABILITIES

Stock purchase payable                                                             202,990                    562,519
                                                                              ------------               ------------

        NET ASSETS AVAILABLE FOR BENEFITS                                     $272,045,122               $227,943,167
                                                                              ============               ============


See notes to financial statements.

HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                Years Ended December 31,
                                                       1996                 1995                 1994
                                                       ----                 ----                 ----
ADDITIONS
---------
Investment income:

  Cash dividends on
    Huntington Bancshares
    Incorporated Common Stock                       $ 7,730,005          $ 7,279,105         $  5,951,221
  Interest                                               25,939               31,912               30,611
                                                    -----------          -----------         ------------
                                                      7,755,944            7,311,017            5,981,832

Contributions:
  Employees                                           9,902,941            9,346,756            9,798,884
  Employer                                            7,872,953            6,594,892            8,222,567
                                                    -----------          -----------         ------------
                                                     17,775,894           15,941,648           18,021,451

Assets of merged plans                                  ---                1,437,667            9,526,740
                                                    -----------          -----------         ------------
               Total Additions                       25,531,838           24,690,332           33,530,023

DEDUCTIONS
----------
Distributions and Withdrawals                        28,052,979           21,519,190           15,371,930
                                                    -----------          -----------         ------------
              Total Deductions                       28,052,979           21,519,190           15,371,930

Net realized and unrealized
  appreciation (depreciation) in
  market value of investments (Note 4)               46,623,096           71,559,958         (13,505,566)
                                                   ------------          -----------         ------------
    Net increases                                    44,101,955           74,731,100            4,652,527

Net assets available for
  benefits at beginning of year                     227,943,167          153,212,067          148,559,540
                                                   ------------         ------------         ------------
Net assets available for
  benefits at end of year                          $272,045,122         $227,943,167         $153,212,067
                                                   ============         ============         ============

See notes to financial statements.

            HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST
                         NOTES TO FINANCIAL STATEMENTS

                                                               December 31, 1996

Note 1 - Plan Description and Accounting Policies
-------------------------------------------------

Description of the Plan
-----------------------

The Huntington Stock Purchase and Tax Savings Plan and Trust (the "Plan"), formerly the Huntington Bancshares Incorporated Qualified Employee Stock Purchase Plan, was initially adopted by the Board of Directors of Huntington Bancshares Incorporated ("Huntington") on September 29, 1977, to be effective January 1, 1978. On August 19, 1992, the Plan was amended and restated, effective January 1, 1987, to comply with the Internal Revenue Code of 1986, as amended. The Plan was again restated October 13, 1994, with a general effective date of January 1, 1987, to incorporate provisions concerning merged plans. The following summary describes the provisions of the Plan in effect as of December 31, 1996.

Eligible employees may enroll on the first day of the month following six months of employment and attainment of age 21. Eligible employees of Huntington and its participating affiliates may choose between a pre-tax, after-tax, or a combined pre-tax and after-tax employee contribution. Participants may elect to make pre-tax matched contributions of up to 6% of their eligible compensation. Participants may also elect to make after-tax matched contributions of up to 3% of their eligible compensation, provided the sum of the participant's pre-tax matched and after-tax non-matched contributions equals at least 3% of their eligible compensation. A participant's combined pre-tax and after-tax matched contributions may not exceed 6% of the participant's eligible compensation. A participant who designates the maximum 6% matched contribution may make voluntary "after-tax non-matched" contributions to the Plan up to an additional 10% of eligible compensation. A participant who designates less than a 6% matched contribution may make after-tax non-matched contributions to the Plan subject to the following rules. If the pre-tax matched contributions of a participant are less than 3% of eligible compensation, after-tax contributions will be treated first as after-tax non-matched contributions until the sum of the pre-tax matched contributions and the after-tax non-matched contributions equals 3% of eligible compensation. Thereafter, after-tax contributions shall be treated as after-tax matched contributions, up to the limits described above, and then as after-tax non-matched contributions. Huntington makes a matching contribution equal to 75% of an employee's contribution up to 6% of eligible compensation provided that no more than 3% of compensation is contributed on an after-tax basis. In addition, Huntington may make additional matching contributions, up to 25% of pre-tax and after-tax matched contributions, at the discretion of the Board of Directors.

The Huntington Trust Company, National Association (the "Plan Trustee"), purchases shares of Huntington common stock for the Plan directly from Huntington or on the open market at market prices. Each participant's account is credited with the amount of dividends received attributable to the shares of common stock held in his or her account. Cash dividends are reinvested in Huntington common stock through the Huntington Dividend Reinvestment and Common Stock Purchase Plan (the "DRP").

An active participant may suspend contributions to the Plan in a prescribed manner. An active participant may withdraw a portion of his or her account pursuant to the terms of the Plan. Employee and employer contributions are fully vested at all times. Employer contributions may not be withdrawn from the Plan by active participants during the 24 month period following their contribution to the Plan. Upon distribution, participants who have invested in Huntington common stock will be paid in Huntington common stock, with cash paid in lieu of fractional shares based upon the prevailing market value of Huntington common stock at the date of distribution, or if specified conditions are met, participants may elect to receive the distribution of their account balance in cash. For participants who have elected to invest in the Huntington Trust Company, National Association sponsored Common Trust Fund (the "Common Trust Fund"), distribution of the portion of their account attributable to the Common Trust Fund is made in cash.

Contributions made on a pre-tax basis are subject to special withdrawal rules prescribed by the Internal Revenue Code, and generally may not be distributed from the Plan prior to a participant's death, disability, termination of employment, or attainment of age 59 1/2. Certain distributions may be made, however, in the event a participant requests a distribution due to financial hardship, and the request is approved by the administrative committee of the Plan. Participants should refer to the Summary Plan Description for a complete summary of the Plan provisions.

Distributions and Withdrawals
-----------------------------

Distributions and withdrawals in the form of Huntington common stock are reported at market value.

Income and Expenses
-------------------

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees in connection with each purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan, which were entirely borne by Huntington, totaled $540,450, $467,253, and $363,465 for 1996, 1995, and 1994, respectively.

Investments
-----------

The investment in Huntington common stock is carried at market value based upon quoted prices as reported by The NASDAQ Stock Market. The Plan temporarily invests in Huntington Trust Company, National Association sponsored Monitor Money Market funds (the "Monitor Funds") to maximize the use of available funds in the Plan. All proceeds from these temporary investments, including interest received, are later invested in Huntington common stock on behalf of the participants in accordance with the Plan's provisions. In conjunction with prior plan mergers, affected employees were permitted to make a one-time election to invest their pre-merger accounts in the Common Trust Fund.

Note 2 - Cash Equivalents
-------------------------
Cash and cash equivalents primarily represent funds temporarily invested in the Monitor Funds.

Note 3 - Federal Income Taxes
-----------------------------

The Plan is in the form of a trust agreement between Huntington and the Trustee. The trust is a qualified trust within the meaning of Section 401(a) and as such, is exempt from taxation under Section 501(a) of the Internal Revenue Code of 1986. Huntington has received a favorable determination letter dated June 13, 1995, from the Internal Revenue Service concerning the tax status of the Plan.

Withdrawals or other distributions from the Plan to participants in excess of their after-tax contributions may be considered taxable income to the participants by the Internal Revenue Service. Pre-tax matched contributions and related earnings thereon, generally are not includable in a participant's income for federal tax purposes until distributed from the Plan. All taxes relating to these transactions are the responsibility of the participants.

Note 4 - Net Realized and Unrealized Appreciation (Depreciation) of Investments
-------------------------------------------------------------------------------

During each of the three years in the period ended December 31, 1996, the Plan's investments, including investments bought, sold, as well as held during the year, appreciated (depreciated) in market value as follows:

                                                 Net
                                             Appreciation
                                            (Depreciation)         Market Value
                                           in Market Value            at End
                                              During Year             of Year
                                              -----------             -------
Year ended December 31, 1996
----------------------------
   Huntington Bancshares Incorporated
         common stock                         $46,345,414            $266,307,490
   Huntington Trust Company sponsored
         Common Trust Fund                        277,682               2,395,425
                                              -----------            ------------

                                              $46,623,096            $268,702,915
                                              ===========            ============

Year ended December 31, 1995
----------------------------
   Huntington Bancshares Incorporated
         common stock                         $71,163,813            $222,970,119
   Huntington Trust Company sponsored
         Common Trust Fund                        396,145               2,341,011
                                              -----------            ------------

                                              $71,559,958            $225,311,130
                                              ===========            ============

                                                 Net
                                             Appreciation
                                            (Depreciation)         Market Value
                                           in Market Value            at End
                                              During Year             of Year
                                              -----------             -------
Year ended December 31, 1994
----------------------------
   Huntington Bancshares Incorporated
         common stock                         $(13,459,831)          $148,436,062
   Huntington Trust Company sponsored
         Common Trust Fund                        (45,735)              2,184,823
                                              ------------           ------------

                                              $(13,505,566)          $150,620,885
                                              ============           ============

            HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST
                      ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 1996

                                                                                                              Current
        Issuer                                  Description of Investment                   Cost               Value
        ------                                  -------------------------                   ----               -----
Huntington Bancshares Incorporated*         10,096,966 shares of common stock            $119,832,053        $266,307,490

Common Trust Fund*                          125,618 units                                   1,834,260           2,395,425

Monitor Funds*                              1,459,766 units                                 1,459,766           1,459,766


* Indicates party-in-interest to the Plan.

            HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST
                      SCHEDULE OF REPORTABLE TRANSACTIONS

                                        Year Ended December 31, 1996

Identity                                            Total                                  Current Value
of Party        Description                        Number of              Purchase          of Asset on
Involved         of Asset                        Transactions               Price         Transaction Date
--------         --------                        ------------               -----         ----------------






Category (iii) - A series of securities transactions in excess of 5% of plan
----------------------------------------------------------------------------
assets
------


     ** Huntington Bancshares Incorporated  48      $12,095,963      $12,095,963
        common stock, 526,752 shares


** Purchased directly from Huntington Bancshares Incorporated or on the open market at market prices.


There were no category (i), (ii) or (iv) reportable transactions during 1996.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Stock Purchase and Tax Savings Plan and Trust has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                             HUNTINGTON STOCK PURCHASE
                                             AND TAX SAVINGS PLAN AND TRUST

Date:  June 30, 1997                         By: /s/ BRENDA WARNE
       ---------------                           ---------------------------
                                                     Brenda Warne
                                                     Member of the Committee


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